UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

__________________________________

FORM 6-K

__________________________________

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934
For the quarterly period ended September 30, 2018
Commission File Number 001-38332
 __________________________________
QIAGEN N.V.
(Translation of registrant’s name into English)
 __________________________________
Hulsterweg 82
5912 PL Venlo
The Netherlands
__________________________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F  ☒            Form 40-F  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

QIAGEN N.V.
Form 6-K

OTHER INFORMATION
On October 29, 2018, QIAGEN N.V. (NYSE: QGEN; Frankfurt, Prime Standard: QIA) issued a press release announcing its unaudited financial results for the quarter ended September 30, 2018. The press release is furnished herewith as Exhibit 99.1 and is incorporated by reference herein.
QIAGEN has regularly reported adjusted results, which are considered non-GAAP financial measures, to give additional insight into our financial performance as a supplement to understand, manage, and evaluate our business results and make operating decisions. We also use the adjusted results when comparing to our historical operating results, which have consistently been presented on an adjusted basis.
Adjusted results should be considered in addition to the reported results prepared in accordance with U.S. generally accepted accounting principles, but should not be considered as a substitute. Reconciliations of reported results to adjusted results are included in the tables accompanying the press release. We believe certain items should be excluded from adjusted results when they are outside of our ongoing core operations, vary significantly from period to period, or affect the comparability of results with the Company’s competitors and our own prior periods.
The non-GAAP financial measures used in this press release are non-GAAP net sales, gross profit, operating income, pre-tax income, net income and diluted earnings per share. These adjusted results exclude costs related to business integration, acquisition and restructuring related items, amortization of acquired intangible assets, non-cash interest expense charges as well as other special income and expense items. Management views these costs as not indicative of the profitability or cash flows of our ongoing or future operations and therefore considers the adjusted results as a supplement, and to be viewed in conjunction with, the reported GAAP results.
We use a measure of free cash flow to estimate the cash flow remaining after purchases of property, plant and equipment as required to maintain or expand our business. This measure provides us with supplemental information to assess our liquidity needs. We calculate free cash flow as net cash from operating activities less purchases of property, plant and equipment.
We also consider results on a constant currency basis. Our functional currency is the U.S. dollar and our subsidiaries’ functional currencies are the local currency of the respective countries in which they are headquartered. A significant portion of our revenues and expenses is denominated in euros and currencies other than the United States dollar. Management believes that analysis of constant currency period-over-period changes is useful because changes in exchange rates can affect the growth rate of net sales and expenses, potentially to a significant degree. Constant currency figures are calculated by translating the local currency actual results in the current period using the average exchange rates from the previous year’s respective period instead of the current period.
We use non-GAAP and constant currency financial measures internally in our planning, forecasting and reporting, as well as to measure and compensate our employees. We do not reconcile forward-looking non-GAAP financial measures to the corresponding GAAP measures due to the high variability and difficulty in making accurate forecasts and projections that are impacted by future decisions and actions. Accordingly, reconciliations of these forward-looking non-GAAP financial measures to the corresponding GAAP measures are not available without unreasonable effort. However, the actual amounts of these excluded items will have a significant impact on QIAGEN’s GAAP results.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

QIAGEN N.V.

By:	/s/ Roland Sackers
Roland Sackers
Chief Financial Officer

Date: October 30, 2018

EXHIBIT INDEX

Exhibit No.	Exhibit
99.1	Press Release dated October 29, 2018

Exhibit 99.1

QIAGEN reports results for third quarter and first nine months of 2018

•	Q3 2018 results exceed targets as QIAGEN on track to achieve 2018 goals:

◦	Net sales of $377.9 million +3.8% reported (+6.5% at constant exchange rates, or CER vs. ~6% CER guidance)

◦	EPS of $0.26; adjusted EPS $0.35 ($0.36 CER vs. ~$0.33-0.34 CER guidance)

◦	Free cash flow for first nine months of 2018 rises 21% to $176.7 million

•	Sample to Insight portfolio building momentum:

◦	QuantiFERON latent TB test: Maintains solid double-digit CER growth pace, launch of new automation options provide faster workflows for customers

◦	QIAstat-Dx: Establishing European footprint in growing market for syndromic testing, on track for U.S. launch in 2019 and menu expansion

◦	NeuMoDx: New strategic partnership to address large segment of the Molecular Diagnostics market for integrated PCR

◦	NGS: Launch of universal RNA library preparation products and new oncology panels for GeneReader NGS System

•	QIAGEN reaffirms 2018 net sales outlook and raises target for adjusted EPS
Venlo, the Netherlands, October 29, 2018 - QIAGEN N.V. (NYSE: QGEN; Frankfurt Prime Standard: QIA) announced results of operations for the third quarter and first nine months of 2018, making progress on goals set for 2018 while driving global expansion of its Sample to Insight portfolio of molecular testing solutions covering the continuum from basic research to clinical healthcare.
“QIAGEN’s results for the third quarter of 2018 affirm the solid performance our teams are delivering in an exciting year of growth. We are making great progress on building a unique and differentiated portfolio of Sample to Insight molecular testing solutions across the continuum of customer needs from basic research to clinical healthcare. QIAGEN is well-positioned to achieve the goals set for 2018 and to continue our progress toward the mid-term targets set for 2020,” said Peer M. Schatz, Chief Executive Officer of QIAGEN N.V. “All customer classes and regions supported growth in the third quarter, including 9% growth at constant exchange rates in the Americas region and also 9% CER growth in Molecular Diagnostics. Our QuantiFERON latent TB test grew as planned at a 14% CER pace, and we are on track for our goal of about 20% CER growth for the full year. Growth in revenues from companion diagnostic co-development projects with pharmaceutical companies also supported gains in Molecular Diagnostics, along with high-single-digit CER growth in consumables for our QIAsymphony automation platform. We were also pleased with the Academia and Pharma customer classes maintaining good momentum, supported by the expansion of our offering for customers using next-generation sequencing (NGS) technologies. The distribution agreement with NeuMoDx, announced in September, adds two fully integrated testing platforms that offer the ease of clinical chemistry testing automation to molecular diagnostics laboratories. This agreement for outside the United States is highly synergistic with our portfolio and commercial channels. We are also excited about the footprint we are establishing for the QIAstat-Dx platform in Europe, and the potential of the syndromic testing market, and look forward to expanding the test menu and entering the U.S. in 2019. QIAGEN is emerging with the leading portfolio of new molecular diagnostic platform technologies addressing very large market opportunities: QuantiFERON, QIAstat-Dx, NeuMoDx and GeneReader. We continue to execute on QIAGEN’s strategy as a global leader in the emergence of molecular testing and diagnostics for a new era of breakthroughs driven by genomic insights.”

Selected key figures

In $ millions (Unless indicated / EPS $ per share)	Q3 2018			9M 2018
	2018	2017	Change	2018	2017	Change
Net sales	377.9	364.0	3.8%	1,098.7	1,020.7	7.6%
			(6.5% CER)			(6.4% CER)
Operating income	77.0	63.9	20%	178.3	110.0	62%
Adjusted operating income(1)	105.6	97.9	8%	283.9	249.7	14%
Net income	60.3	48.5	24%	129.4	80.1	62%
Adjusted net income(1)	81.5	75.5	8%	218.2	195.0	12%
Diluted EPS(2)	$0.26	$0.21		$0.55	$0.34
Adjusted diluted EPS(1)(2)	$0.35	$0.32		$0.93	$0.84
	($0.36 CER)			($0.94 CER)

Net cash provided by operating activities(3)	82.7	81.2		249.0	210.7
Less purchases of property, plant and equipment	(29.5)	(26.7)		(72.3)	(64.6)
Free cash flow	53.3	54.5	-2%	176.7	146.1	21%
(1) Adjusted figures exclude certain charges as detailed in accompanying reconciliation tables
(2) Weighted number of diluted shares (Q3 2018: 235.2 m, Q3 2017: 232.7 m) (9M 2018: 233.8 m, 9M 2017: 233.4 m)
(3) Net cash provided by operating activities for 9M 2018 includes $30 million payment for pre-paid royalties for Natera partnership
CER - Constant exchange rates (Q3 2018 CER sales: $387.7 m) (9M 2018 CER sales: $1,085.5 m) Tables may have rounding differences.

Net sales by product category and customer class

	Q3 2018			9M 2018
	Net sales: $377.9 million			Net sales: $1,098.7 million
	Sales (In $ m)	% CER change	% of sales	Sales (In $ m)	% CER change	% of sales
Consumables and related revenues	$331	+6%	88%	$971	+6%	88%
Instruments	$46	+11%	12%	$127	+7%	12%

Molecular Diagnostics(1)	$189	+9%	50%	$537	+9%	49%
Applied Testing	$35	+1%	9%	$98	-1%	9%
Pharma	$71	+5%	19%	$216	+5%	20%
Academia	$83	+5%	22%	$247	+4%	22%
(1) Includes companion diagnostic co-development revenues (Q3 2018: $17 m, +49% CER and 9M 2018: $39 m, +54% CER) and U.S. HPV sales (Q3 2018: $6 m vs. Q3 2017: $8 m and 9M 2018: $15 m vs. 9M 2017: $19 m)
Growth rates at constant exchange rates (CER), sales and sales contributions at actual FX rates. Tables may have rounding differences.

Net sales by geographic region

	Q3 2018			9M 2018
	Net sales: $377.9 million			Net sales: $1,098.7 million
	Sales (In $ m)	% CER change	% of sales	Sales (In $ m)	% CER change	% of sales
Americas	$186	+9%	49%	$524	+10%	48%
Europe / Middle East / Africa	$111	+1%	30%	$347	+3%	32%
Asia-Pacific / Japan	$80	+11%	21%	$225	+4%	20%
Growth rates at constant exchange rates (CER), sales and sales contributions at actual FX rates. Tables may have rounding differences.
Third quarter 2018 results
Total net sales grew 3.8% at actual rates to $377.9 million in the third quarter of 2018 over the year-ago period, representing 6.5% growth at constant exchange rates that was reduced by 2.7 percentage points of adverse currency movements against the U.S. dollar. As expected, sales of the QIAstat-Dx system, acquired with STAT-Dx (in April 2018), provided less than one percentage point of incremental CER growth, while the rest of the portfolio provided a solid organic performance, also considering the adverse impact of sales associated with business changes announced in the fourth quarter of 2017 (China portfolio) and the first quarter of 2018 (veterinary assays).
Both consumables and related revenues (+6% CER / 88% of sales) and instruments (+11% CER / 12% of sales) advanced at robust rates. Molecular Diagnostics (+9% CER / 50% of sales) led the performance among the customer classes, supported by ongoing double-digit CER growth for the QuantiFERON-TB test, further expansion in Personalized Healthcare and companion diagnostic co-development agreements, and high-single-digit CER growth in consumables for use on QIAsymphony automation system. The Pharma (+5% CER / 19% of sales) and Academia (+5% CER / 22% of sales) customer classes maintained solid growth rates in light of improving trends in customer funding. Applied Testing (+1% CER / 9% of sales) grew at a mid-single-digit CER pace excluding the impact of the veterinary assays divestment.
Operating income rose to $77.0 million in the third quarter of 2018 from $63.9 million in the same period of 2017. Adjusted operating income - which excludes restructuring and other items such as business integration, acquisition-related costs, litigation costs and the amortization of intangible assets acquired in business combinations - rose 8% to $105.6 million from $97.9 million in the year-ago period. The adjusted operating income margin rose to 27.9% of sales in the quarter compared to 26.9% in the same period of 2017, with results in 2018 helped by an adjusted gross margin of 71.5% and the benefits of recent efficiency initiatives, which offset significant investments in the launch of the QIAstat-Dx system.
Net income was $60.3 million, or $0.26 per diluted share (based on 235.2 million diluted shares) compared to $48.5 million, or $0.21 per diluted share (based on 232.7 million diluted shares) in the third quarter of 2017. Adjusted net income was $81.5 million, or $0.35 per diluted share ($0.36 CER), compared to $75.5 million, or $0.32 per diluted share, in the year-ago period, with an adjusted tax rate of 19.1% in the third quarter of 2018 compared to 19.4% in the same period of 2017.
First nine months 2018 results
Total net sales grew 7.6% at actual rates to $1.1 billion in the first nine months of 2018 over the year-ago period, representing 6.4% growth at constant exchange rates, with 1.2 percentage points of positive currency movements against the U.S. dollar.

Operating income rose to $178.3 million in the first nine months of 2018 from $110.0 million in the same period of 2017. Adjusted operating income - which excludes restructuring and other items such as business integration, acquisition-related costs, litigation settlements and the amortization of intangible assets acquired in business combinations - grew 14% to $283.9 million from $249.7 million in the year-ago period. The adjusted operating income margin improved 1.4 percentage points to 25.8% of sales in the first nine months of 2018 compared to 24.4% in the same period of 2017, with an adjusted gross margin of 71.1% in the 2018 period compared to 70.7% in the year-earlier period.
Net income was $129.4 million, or $0.55 per diluted share (based on 233.8 million diluted shares) compared to $80.1 million, or $0.34 per diluted share (based on 233.4 million diluted shares) in the first nine months of 2017. Adjusted net income was $218.2 million, or $0.93 per diluted share ($0.94 CER), compared to $195.0 million, or $0.84 per diluted share, in the year-ago period, with an adjusted tax rate of 19.5% in the first nine months of 2018 compared to 18.1% in the year-ago period.
Balance sheet and cash flows
At September 30, 2018, cash and cash equivalents were $599.8 million, down from $657.7 million at December 31, 2017. Net cash provided by operating activities was $249.0 million in the first nine months of 2018 compared to $210.7 million in the same period of 2017, reflecting the improving business performance and including $30.0 million of prepaid royalties in 2018 for the Natera partnership to develop genetic assays for the GeneReader NGS System. Free cash flow was $176.7 million, up 21% from $146.1 million in the first nine months of 2017 and more than offset an increase in purchases of Property, Plant and Equipment to $72.3 million in the 2018 period compared to $64.6 million in the same period of 2017. Net cash used in investing activities was $232.6 million in the first nine months of 2018 compared to $371.9 million in the year-ago period. Net cash used in financing activities was $67.5 million compared to net cash provided by financing activities of $386.0 million in the same period of 2017, which included $726.3 million from debt issuances during 2017 that was partially offset by $304.9 million of payments in connection with the capital repayment to shareholders and share repurchase programs.
“Based on the strong sales and earnings growth to date this year, we have reaffirmed our target for about 6-7% CER sales growth and raised our guidance for adjusted EPS on a full-year basis to about $1.33-1.34 per share,” said Roland Sackers, Chief Financial Officer of QIAGEN N.V. “The improving profitability comes from the solid business expansion coupled with benefits from efficiency initiatives launched in 2017, which have strengthened our competitive position, especially as we make significant investments in the launch of QIAstat-Dx and the European rollout of the fully integrated NeuMoDx platforms for molecular diagnostic testing. We continue to use our healthy financial position to strengthen our business through targeted operational investments, as well as improving returns to shareholders through our current $200 million repurchase commitment.”
Highlights from our Sample to Insight portfolio
QIAGEN is focused on growth opportunities for its Sample to Insight portfolio across the continuum of molecular testing from basic research to clinical healthcare. Among recent developments:

•
NeuMoDx has granted QIAGEN rights to a novel, disruptive and scalable platform technology for molecular testing. This technology has been applied to next-generation automation systems for PCR (polymerase chain reaction) testing which open the important fully integrated segment of molecular diagnostics to QIAGEN. In September, QIAGEN began commercialization of the NeuMoDx™ 288 (high-throughput) and NeuMoDx™ 96 (mid-throughput) in Europe and other major markets outside the United States. QIAGEN is introducing these first two platforms, which are based on the same scalable core technology along with the first two CE-IVD marked diagnostic tests in a strategic partnership with NeuMoDx Molecular, Inc. The two companies have also entered into an agreement under which QIAGEN can acquire all remaining shares of NeuMoDx for $234 million between mid-2019 and mid-2020, subject to regulatory and operational milestones. An extensive menu of tests is in development to expand the diagnostic insights offered by the NeuMoDx systems.

•
QuantiFERON-TB, the gold-standard blood test for latent tuberculosis (TB) infection detection, continued to grow as authorities increasingly add screening with modern, accurate blood tests such as QuantiFERON-TB Gold Plus (QFT-Plus) to strategies for fighting TB. In September, at a United Nations meeting on tuberculosis, world leaders committed to invest $13 billion a year by 2022 for TB prevention and care. Also in September, QIAGEN and DiaSorin launched an automated, CE-marked workflow for processing QFT-Plus on DiaSorin’s widely used LIAISON immunodiagnostic instruments. Co-marketing has begun in Europe. Availability is planned for the United States in 2019 and China in 2020. Together with the previously announced Hamilton collaboration for pre-analytical sample processing, the enhanced level of workflow automation makes QFT-Plus even more unique, efficient and scalable for all settings from low-throughput laboratories to very large screening programs.

•
QIAstat-Dx, the powerful yet simple and highly flexible, one-step automation system for multiplex PCR analysis, is rapidly establishing a footprint in the growing market for syndromic testing. QIAGEN has launched the next-generation solution for diagnosis of complex syndromes in Europe and other markets, with the first two CE-IVD marked tests offering differential diagnosis of respiratory and gastrointestinal (GI) infections. A second GI panel was recently launched which includes comprehensive viral, bacterial and parasitic coverage. QIAstat-Dx benefits patients and saves money in healthcare with easy-to-use tests that can be analyzed rapidly, delivering results in about one hour to enable quick, accurate treatment decisions in hospitals, clinics or laboratories. QIAGEN plans to complete the FDA regulatory submission by the end of 2018 as part of plans for a U.S. launch in mid-2019.

•
Next-generation sequencing (NGS) continues to gain momentum from QIAGEN’s universal solutions for DNA and RNA sequencing on any platform, as well as from expanding market share of the GeneReader NGS System, the world’s first truly Sample to Insight benchtop NGS automation system. QIAGEN recently launched QIAseq FastSelect RNA Removal Kits, a breakthrough technology enabling much faster, simpler library preparation to address a bottleneck in RNA sequencing on any platform. The GeneReader NGS System is growing in placements and consumable sales, while the menu has been expanded with two new QIAact panels. One panel covers a broad range of cancer-causing variants and the other panel focuses on genes tied to breast and ovarian cancers.

•
In Personalized Healthcare, QIAGEN expanded its presence in developing molecular tests to support immuno-oncology (I-O), launching the NGS open-platform QIAseq TMB Panel to assess biomarkers for tumor mutation burden (TMB) that influence patient response to various immunotherapy drugs. QIAGEN Clinical Insight bioinformatics software has been expanded to interpret key I-O biomarkers. QIAGEN is the leader in co-development programs with pharmaceutical companies for personalized medicine approaches to I-O therapies. Separately, QIAGEN received FDA approval in September for the therascreen® EGFR RGQ PCR Kit as a companion diagnostic to help guide the use of Pfizer’s VIZIMPRO® (dacomitinib) as a first-line treatment of patients with non-small cell lung cancer (NSCLC). This is QIAGEN’s first approved companion diagnostic with Pfizer.
Update on share repurchase program
As part of a commitment to return $200 million to shareholders that was announced in January 2018, a total of 2.7 million shares have been repurchased through October 2018 on the Frankfurt Stock Exchange at a volume-weighted average price of EUR 31.43 per share for EUR 85.0 million (approximately $97 million at current exchange rates). Further information is available on the QIAGEN website (www.qiagen.com).
Outlook
QIAGEN has updated its outlook for full-year 2018, raising the target for adjusted EPS to $1.33-1.34 CER per share (previously $1.31-1.33 CER), while reaffirming expectations for sales growth of about 6-7% CER. This sales outlook includes anticipated sales of about $7 million during the second half of 2018 from the acquisition of STAT-Dx (on April 27, 2018), as well as about one percentage point of headwind from reduced U.S. HPV test sales compared to 2017. These expectations do not consider any further acquisitions that could be completed in 2018.
Based on exchange rates as of October 26, 2018, currency movements for full-year 2018 against the U.S. dollar are expected to have a negative impact of about one percentage point on 2018 net sales at actual rates, and a negative impact of about $0.02 per share on adjusted diluted EPS.
For the fourth quarter of 2018, total net sales are expected to rise about 6-7% CER, which includes about $5 million of sales from the QIAstat-Dx acquisition. Adjusted diluted EPS are expected to be about $0.39-0.40 CER.
Based on exchange rates as of October 26, 2018, currency movements against the U.S. dollar are expected to have a negative impact on net sales of about three to four percentage points, and a negative impact of about $0.01 per share on adjusted diluted EPS.
Quarterly results presentation, conference call and webcast details
A presentation with additional information can be downloaded at http://www.qiagen.com/de/about-us/investors/corporate-calendar/. A conference call will be held on Tuesday October 30, 2018, at 14:00 Central European Time (CET) / 13:00 GMT / 9:00 Eastern Standard Time (EST). (Note earlier European times due to the end of European Daylight Savings Time.) A live webcast will be made available at this website, and a replay will also be made available after the event.
Use of adjusted results
QIAGEN reports adjusted results, as well as results on a constant exchange rate (CER) basis, and other non-U.S. GAAP figures (generally accepted accounting principles), to provide additional insight into its performance. These results include adjusted gross margin, adjusted operating income, adjusted operating income margin, adjusted net income, adjusted diluted EPS, adjusted tax rates and free cash flow. Adjusted results are non-GAAP financial measures that QIAGEN believes should be considered in addition to reported results prepared in accordance with GAAP, but should not be considered as a substitute. Free cash flow is calculated by deducting capital expenditures for Property, Plant and Equipment from cash flow from operating activities. QIAGEN believes certain items should be excluded from adjusted results when they are outside of ongoing core operations, vary significantly from period to period, or affect the comparability of results with competitors and its own prior periods. Furthermore, QIAGEN uses non-GAAP and constant currency financial measures internally in planning, forecasting and reporting, as well as to measure and compensate employees. QIAGEN also uses adjusted results when comparing current performance to historical operating results, which have consistently been presented on an adjusted basis. Reconciliations are included in the tables accompanying this report.
About QIAGEN
QIAGEN N.V., a Netherlands-based holding company, is the leading global provider of Sample to Insight solutions that enable customers to gain valuable molecular insights from samples containing the building blocks of life. Our sample technologies isolate and process DNA, RNA and proteins from blood, tissue and other materials. Assay technologies make these biomolecules visible and ready for analysis. Bioinformatics software and knowledge bases interpret data to report relevant, actionable insights. Automation solutions tie these together in seamless and cost-effective workflows. QIAGEN provides solutions to more than 500,000 customers around the world in Molecular Diagnostics (human healthcare), Applied Testing (primarily forensics), Pharma (pharma and biotech companies) and Academia (life sciences research). As of September 30, 2018, QIAGEN employed about 4,900 people in over 35 locations worldwide. Further information can be found at http://www.qiagen.com.
Certain statements contained in this press release may be considered forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. To the extent that any of the statements contained herein relating to QIAGEN's products, launches, regulatory submissions, collaborations, markets, strategy, taxes or operating results, including without limitation its expected sales, adjusted net sales and adjusted diluted earnings per share results, are forward-looking, such statements are based on current expectations and assumptions that involve a number of uncertainties and risks. Such uncertainties and risks include, but are not limited to, risks associated with management of growth and international operations (including the effects of currency fluctuations, regulatory processes and dependence on logistics); variability of operating results and allocations between customer classes; the commercial development of markets for our products to customers in academia, pharma, applied testing and molecular diagnostics; changing relationships with customers, suppliers and strategic partners; competition; rapid or unexpected changes in technologies; fluctuations in demand for QIAGEN's products (including fluctuations due to general economic conditions, the level and timing of customers' funding, budgets and other factors); our ability to obtain regulatory approval of our products; difficulties in successfully adapting QIAGEN's products to integrated solutions and producing such products; the ability of QIAGEN to identify and develop new products and to differentiate and protect our products from competitors' products; market acceptance of QIAGEN's new products and the integration of acquired technologies and businesses; and the other factors discussed under the heading “Risk Factors” contained in Item 3 of our most recent Annual Report on Form 20-F. For further information, please refer to the discussions in reports that QIAGEN has filed with, or furnished to, the U.S. Securities and Exchange Commission (SEC).

Contacts

John Gilardi
Vice President Corporate Communications and Investor Relations
+49 2103 29 11711 and +1 240 686 2222
John.gilardi@qiagen.com

Dr. Sarah Fakih
Director Investor Relations
+49 2103 29 11457
Sarah.fakih@qiagen.com

Dr. Thomas Theuringer
Senior Director Public Relations and Digital Communications
+49 2103 29 11826 and +1 240 686 7425
Thomas.theuringer@qiagen.com

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QIAGEN N.V.
CONDENSED CONSOLIDATED STATEMENTS OF INCOME
(unaudited)

	Nine months
	ended September 30,
(In $ thousands, except per share data)	2018	2017
Net sales	1,098,675	1,020,673
Cost of sales	362,469	359,390
Gross profit	736,206	661,283
Operating expenses:
Research and development	121,185	113,140
Sales and marketing	294,405	283,336
General and administrative, restructuring, integration and other, net	112,712	125,384
Acquisition-related intangible amortization	29,596	29,376
Total operating expenses	557,898	551,236
Income from operations	178,308	110,047
Other income (expense):
Interest income	15,087	6,298
Interest expense	(47,110)	(32,742)
Other income (expense), net	11,019	(3,076)
Total other expense	(21,004)	(29,520)
Income before income taxes	157,304	80,527
Income taxes	27,874	440
Net income	129,430	80,087

Diluted net income per common share	$0.55	$0.34
Diluted net income per common share (adjusted)	$0.93	$0.84

Diluted shares used in computing diluted net income per common share	233,823	233,428

QIAGEN N.V.
CONDENSED CONSOLIDATED STATEMENTS OF INCOME
(unaudited)

	Three months
	ended September 30,
(In $ thousands, except per share data)	2018	2017
Net sales	377,911	363,977
Cost of sales	121,135	123,096
Gross profit	256,776	240,881
Operating expenses:
Research and development	42,030	38,303
Sales and marketing	96,473	95,682
General and administrative, restructuring, integration and other, net	31,875	32,948
Acquisition-related intangible amortization	9,365	10,017
Total operating expenses	179,743	176,950
Income from operations	77,033	63,931
Other income (expense):
Interest income	5,309	2,670
Interest expense	(16,255)	(12,000)
Other income (expense), net	6,116	(2,948)
Total other expense	(4,830)	(12,278)
Income before income taxes	72,203	51,653
Income taxes	11,883	3,168
Net income	60,320	48,485

Diluted net income per common share	$0.26	$0.21
Diluted net income per common share (adjusted)	$0.35	$0.32

Diluted shares used in computing diluted net income per common share	235,151	232,721

QIAGEN N.V.
RECONCILIATION OF REPORTED TO ADJUSTED FIGURES
(unaudited)

Three months ended September 30, 2018
(In $ millions, except EPS data)

	Net Sales	Gross Profit	Operating Income	Pre-tax Income	Income Tax	Tax Rate	Net Income	Diluted EPS*
Reported results	377.9	256.8	77.0	72.2	(11.9)	16%	60.3	$0.26
Adjustments:
Business integration, acquisition and restructuring related items (including litigation)	—	0.3	6.0	6.0	(1.8)		4.2	0.02
Purchased intangibles amortization	—	13.2	22.6	22.6	(5.9)		16.7	0.07
Non-cash interest expense charges	—	—	—	8.4	—		8.4	0.03
Other special income and expense items	—	—	—	(8.5)	0.4		(8.1)	(0.03)
Total adjustments	—	13.5	28.6	28.5	(7.3)		21.2	0.09
Adjusted results	377.9	270.3	105.6	100.7	(19.2)	19%	81.5	$0.35

* Using 235.2 M diluted shares.

Three months ended September 30, 2017
(In $ millions, except EPS data)

	Net Sales	Gross Profit	Operating Income	Pre-tax Income	Income Tax	Tax Rate	Net Income	Diluted EPS*
Reported results	364.0	240.9	63.9	51.7	(3.2)	6%	48.5	$0.21
Adjustments:
Business integration, acquisition and restructuring related items (including litigation)	0.4	1.0	7.2	7.2	(3.4)		3.8	0.01
Thereof efficiency program	—	0.4	1.8	1.8	(1.6)		0.2	0.00
Purchased intangibles amortization	—	16.8	26.8	26.8	(8.8)		18.0	0.08
Non-cash interest expense charges	—	—	—	5.7	—		5.7	0.02
Other special income and expense items	—	—	—	2.3	(2.8)		(0.5)	0.00
Total adjustments	0.4	17.8	34.0	42.0	(15.0)		27.0	0.11
Adjusted results	364.4	258.7	97.9	93.7	(18.2)	19%	75.5	$0.32

* Using 232.7 M diluted shares

Tables may contain rounding differences

QIAGEN N.V.
RECONCILIATION OF REPORTED TO ADJUSTED FIGURES
(unaudited)

Nine months ended September 30, 2018
(In $ millions, except EPS data)

	Net Sales	Gross Profit	Operating Income	Pre-tax Income	Income Tax	Tax Rate	Net Income	Diluted EPS*
Reported results	1,098.7	736.2	178.3	157.3	(27.9)	18%	129.4	$0.55
Adjustments:
Business integration, acquisition and restructuring related items (including litigation)	0.1	0.9	32.3	32.3	(8.6)		23.7	0.10
Purchased intangibles amortization	—	43.6	73.3	73.3	(19.0)		54.3	0.23
Non-cash interest expense charges	—	—	—	24.9	—		24.9	0.11
Other special income and expense items	—	—	—	(16.7)	2.6		(14.1)	(0.06)
Total adjustments	0.1	44.5	105.6	113.8	(25.0)		88.8	0.38
Adjusted results	1,098.8	780.7	283.9	271.1	(52.9)	20%	218.2	$0.93

* Using 233.8 M diluted shares.

Nine months ended September 30, 2017
(In $ millions, except EPS data)

	Net Sales	Gross Profit	Operating Income	Pre-tax Income	Income Tax	Tax Rate	Net Income	Diluted EPS*
Reported results	1,020.7	661.3	110.0	80.5	(0.4)	1%	80.1	$0.34
Adjustments:
Business integration, acquisition and restructuring related items (including litigation)	1.6	3.3	52.0	52.0	(15.9)		36.1	0.16
Thereof efficiency program	—	1.3	19.2	19.2	(5.0)		14.2	0.06
Purchased intangible amortization	—	58.3	87.7	87.7	(29.5)		58.2	0.25
Non-cash interest expense charges	—	—	—	15.8	—		15.8	0.07
Other special income and expense items	—	—	—	2.2	2.6		4.8	0.01
Total adjustments	1.6	61.6	139.7	157.7	(42.8)		114.9	0.49
Adjusted results	1,022.3	722.9	249.7	238.2	(43.2)	18%	195.0	$0.84

* Using 233.4 M diluted shares

Tables may contain rounding differences

QIAGEN N.V.
CONDENSED CONSOLIDATED BALANCE SHEETS

(In $ thousands, except par value)	September 30, 2018	December 31, 2017
Assets	(unaudited)
Current assets:
Cash and cash equivalents	599,842	657,714
Short-term investments	320,888	359,198
Accounts receivable, net	314,348	329,138
Income taxes receivable	48,097	39,509
Inventories, net	159,968	155,927
Prepaid expenses and other current assets	426,428	106,487
Total current assets	1,869,571	1,647,973
Long-term assets:
Property, plant and equipment, net	494,024	494,321
Goodwill	2,116,889	2,012,904
Intangible assets, net	504,861	499,318
Deferred income taxes	40,516	39,353
Other long-term assets	273,166	344,647
Total long-term assets	3,429,456	3,390,543
Total assets	5,299,027	5,038,516
Liabilities and Equity
Current liabilities:
Current portion of long-term debt	701,366	—
Accounts payable	59,912	59,205
Accrued and other current liabilities	584,326	244,114
Income taxes payable	22,986	21,473
Total current liabilities	1,368,590	324,792
Long-term liabilities:
Long-term debt, net of current portion	1,066,853	1,758,258
Deferred income taxes	83,593	76,727
Other long-term liabilities	252,688	337,743
Total long-term liabilities	1,403,134	2,172,728
Equity:
Common shares, EUR .01 par value: Authorized - 410,000 shares, issued - 230,829 shares	2,702	2,702
Additional paid-in capital	1,660,705	1,630,095
Retained earnings	1,321,094	1,247,945
Accumulated other comprehensive loss	(305,173)	(220,759)
Less treasury stock, at cost — 4,587 and 4,272 shares in 2018 and 2017, respectively	(152,025)	(118,987)
Total equity	2,527,303	2,540,996
Total liabilities and equity	5,299,027	5,038,516

QIAGEN N.V.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(unaudited)

	Nine months ended September 30,
(In $ thousands)	2018	2017
Cash flows from operating activities:
Net income	129,430	80,087
Adjustments to reconcile net income to net cash provided by operating activities, net of effects of businesses acquired:
Depreciation and amortization	156,464	163,628
Non-cash impairments	16,998	5,137
Amortization of debt discount and issuance costs	25,536	16,325
Share-based compensation expense	30,610	27,692
Deferred income taxes	1,356	(6,377)
(Gain) loss on marketable securities	(3,219)	1,055
Reversals of contingent consideration	—	(2,769)
Other items, net including fair value changes in derivatives	(16,091)	(2,481)
Net changes in operating assets and liabilities:
Accounts receivable	(9,117)	(208)
Inventories	(30,339)	(23,851)
Prepaid expenses and other current assets	(6,164)	(3,758)
Other long-term assets	(30,267)	(651)
Accounts payable	(731)	(3,434)
Accrued and other current liabilities	(13,359)	(11,660)
Income taxes	(3,633)	(27,412)
Other long-term liabilities	1,512	(610)
Net cash provided by operating activities	248,986	210,713
Cash flows from investing activities:
Purchases of property, plant and equipment	(72,326)	(64,605)
Proceeds from sale of equipment	—	42
Purchases of intangible assets	(30,722)	(26,899)
Purchases of investments, net	(8,426)	(697)
Cash paid for acquisitions, net of cash acquired	(172,831)	(50,549)
Purchases of short-term investments	(456,154)	(345,564)
Proceeds from redemptions of short-term investments	495,577	139,214
Cash paid for collateral asset	(4,021)	(22,829)
Other investing activities	16,337	13
Net cash used in investing activities	(232,566)	(371,874)
Cash flows from financing activities:
Proceeds from long-term debt, net of issuance costs	—	329,949
Proceeds from issuance of cash convertible notes, net of issuance costs	—	396,363
Purchase of call option related to cash convertible notes	—	(73,600)
Proceeds from issuance of warrants, net of issuance costs	—	45,579
Capital repayment	—	(243,945)
Principal payments on capital leases	(983)	(1,005)
Proceeds from issuance of common shares	4,343	3,554
Purchase of treasury shares	(66,581)	(60,970)
Other financing activities	(4,318)	(9,940)
Net cash (used in) provided by financing activities	(67,539)	385,985
Effect of exchange rate changes on cash and cash equivalents	(6,753)	7,747
Net (decrease) increase in cash and cash equivalents	(57,872)	232,571
Cash and cash equivalents, beginning of period	657,714	439,180
Cash and cash equivalents, end of period	599,842	671,751

Reconciliation of Free Cash Flow(1)
Net cash provided by operating activities	248,986	210,713
Purchases of property, plant and equipment	(72,326)	(64,605)
Free Cash Flow	176,660	146,108
(1) Free cash flow is a non-GAAP financial measure and is calculated from cash provided by operations reduced by purchases of property, plant and equipment. QIAGEN believes this is a common financial measure useful to further evaluate the results of operations.